THE FORMAT AND LAYOUT OF THIS PRESENTATION HAS BEEN CHANGED FOR THE PURPOSES OF FILING AS AN EXHIBIT TO SCHEDULE 13E-3.
Project Unwind
Presentation to the Board of Royal Dutch regarding the value of the Loan Note Consideration relative to the Merger Consideration
Note: capitalised terms defined within
STRICTLY PRIVATE & CONFIDENTIAL
     Corporate Finance, 31 October 2005

Disclaimer
PRIVATE AND CONFIDENTIAL
This presentation was prepared by ABN AMRO Bank N.V. (“ABN AMRO”) exclusively for internal consideration by the Board of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch” or the “Company”) solely in connection with the provision by ABN AMRO to the Board of the Company of an opinion in connection with the proposed legal merger between Royal Dutch and Shell Petroleum N.V (“SPNV”) (“the Merger”). This presentation is issued subject to the terms of our engagement letter with you dated 19 September 2005. This presentation is based upon information made available to ABN AMRO by the Company, The Shell Transport and Trading Company Limited (“STTL”), SPNV, Royal Dutch Shell plc (“RDS”) and their advisers and publicly available sources in order to enable ABN AMRO to render an opinion as to whether or not the value of the Loan Note Consideration (described in this presentation), when issued, will be greater than the value of the Merger Consideration (described in this presentation). This presentation is incomplete without reference to, and should be viewed/assessed solely in conjunction with, the oral briefing provided by ABN AMRO, if any, and ABN AMRO’s written opinion delivered to the Board of Royal Dutch. Royal Dutch confirms that it will treat as confidential and will not publicly disclose this presentation without the prior consent of ABN AMRO (such consent not to be unreasonably withheld), except that: (a) any opinion delivered by ABN AMRO may be reproduced in full, and any public disclosure may also include references to such opinion and ABN AMRO and its relationship with Royal Dutch (in each case in form and substance as ABN AMRO and its legal advisers acting reasonably shall approve) in any disclosure document relating to the Merger that is required to be filed with the SEC and distributed to shareholders, (b) this confirmation does not extend to disclosure to (i) Royal Dutch regulators (where such disclosure is required or requested by law or regulation) provided ABN AMRO is notified thereof in advance insofar as permitted by applicable law or regulation, (ii) any other Royal Dutch affiliates including RDS, STTL, SPNV and Shell Petroleum Company Limited, provided that such Royal Dutch affiliate including RDS, STTL, SPNV and Shell Petroleum Company Limited agrees to be bound by the restrictions on public disclosure contained in clause 7, and by the acknowledgements of, undertakings by, and the restrictions on liability to Royal Dutch contained in clause 11 and Appendix 2 of the engagement letter or, (iii) to advisers who agree on terms reasonably satisfactory to ABN AMRO that they will not rely on such advice provided by ABN AMRO. ABN AMRO is not and shall not be obliged to update or correct any information set out in this presentation or to provide any additional information. This presentation is not a fairness opinion. It does not constitute an offer or invitation for the sale, purchase, exchange or transfer of any securities or any recommendation to effect the Merger, is not intended to form the basis of any investment decision, does not constitute a recommendation as to how any person should vote in connection with the Merger or otherwise act in relation to the Merger and does not constitute a statement or report pursuant to article 328 Book 2 of the Dutch Civil Code.
The presentation is based upon information provided by the Company, STTL, SPNV, RDS and their advisers (in respect of the Company and other counterparties to the Merger) and reflects prevailing conditions and our views as of this date. In preparing this presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which was provided to us by or on behalf of the Company, STTL, SPNV, RDS or their advisers or which was otherwise reviewed by us, including any statements with respect to projections or prospects of the Company, RDS, STTL, SPNV, the RDS group of companies or their advisers (that may have been made available) or the assumptions on which such statements are based. We accept no liability or responsibility for (and no representation, warranty or assurance of any kind, express or implied, is or will be made as to or in relation to) the accuracy or completeness of such information.
In addition, this presentation and our analyses set out herein are not and do not purport to be an appraisal or valuation of any of the securities, assets or businesses of the Company or RDS (or any other counterparties to the Merger). ABN AMRO does not provide legal advice and/or legal services in general nor on the topics discussed in this presentation. Legal advice by local legal counsel in the relevant jurisdictions should be sought when considering and or reviewing any type of transaction.

2

3

1. Introduction
▪	On 20 September 2005, Royal Dutch Shell plc (“RDS”) announced a proposal to implement an internal restructuring (the “Proposed Transaction”), including the merger of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”) into its subsidiary Shell Petroleum N.V. (“SPNV”) (the “Merger”), in order to achieve, inter alia, governance, management and fiscal efficiencies. The Merger would allow for the acquisition on a compulsory basis of the remaining interest in Royal Dutch held by the minority holders of Royal Dutch ordinary shares (“Minority Shareholders”, and each, a “Minority Shareholder”)

▪	Under the terms of the Merger, RDS will be allotted 105 class A shares of SPNV, being one class A share for every 31,978,937 Royal Dutch shares held by it, and thereafter one class B share of SPNV for 28,521,530 Royal Dutch shares held by it (the “Exchange Ratio’’)

▪	As a consequence of the Exchange Ratio in the Merger, the Minority Shareholders would be entitled to receive a cash payment of EUR 52.21 for each Royal Dutch share held (the “Merger Consideration”)

▪	We understand that the effective date of the Merger will be no later than 31 December 2005. A dividend in an amount equal to EUR 0.46 to the shareholders of record of Royal Dutch will be payable prior to such effective date (the “Dividend”)

▪	In addition to the Merger Consideration, the Minority Shareholders will be entitled to receive, if positive (i) an amount of interest accrued on the Merger Consideration at the statutory rate of 4% per annum until the effective date of the Merger; reduced by (ii) any dividends paid during the same period (before the deduction of any withholding tax from such dividend) (the sum being, “Interest”)

▪	As an alternative to receiving the Merger Consideration, eligible UK resident Minority Shareholders will be offered the option to elect to receive, for each Royal Dutch share held, consideration comprised of a sterling denominated exchangeable loan note (the “Loan Note”) with a sterling face amount (determined based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about 11.00pm (London time) on the day prior to the effective date of the Merger) equal to the value of the Merger Consideration (the “Loan Note Consideration”)

▪	Regardless of whether Minority Shareholders receive the Merger Consideration or the Loan Note Consideration, they will be entitled to receive the same amount of Interest (if any) and the Dividend. The Interest and the Dividend are therefore disregarded for the purposes of these analyses as equal value will be received

4

2. Nature of opinion
▪	The Board of Royal Dutch has asked for the opinion of ABN AMRO Bank N.V. (“ABN AMRO”) as to whether or not the value of the Loan Note Consideration, when issued, will be greater than the value of the Merger Consideration

▪	The specific scope of ABN AMRO’s work is set out in the engagement letter between Royal Dutch and ABN AMRO dated 19 September 2005. ABN AMRO’s opinion will be subject to the assumptions and qualifications set forth in such letter and in the opinion

▪	In particular, ABN AMRO expresses no opinion as to:
–	the fairness, from a financial point of view, of the Loan Note Consideration to eligible UK resident Minority Shareholders who elect to receive Loan Notes in the Merger

–	the underlying business decision to merge Royal Dutch and SPNV or to recommend the Merger or to effect the Merger as opposed to any other transaction or procedure that would allow RDS to acquire shares of Royal Dutch that it does not already own, or the commercial merits of any of the foregoing

–	the prices or volumes at which the shares of RDS or any other securities may trade following completion of the Proposed Transaction

5

3. Information reviewed and approach
▪	For the purpose of providing its opinion, ABN AMRO:
–	reviewed the form of the Loan Note deed included as an exhibit to the joint proposal which sets forth the terms of the Merger and which has been approved by each of the Boards of Royal Dutch and SPNV

–	reviewed the Loan Note document and election forms which are being separately made available to eligible UK resident Minority Shareholders

–	reviewed certain other documents relating to both the unification transaction consummated on 20 July 2005 (as a result of which RDS became the parent company of Royal Dutch) and the Proposed Transaction

–	participated in discussions with and reviewed information provided by RDS, Royal Dutch and its advisers with respect to matters ABN AMRO believed necessary or appropriate to its enquiry

–	performed such other financial reviews and analysis as ABN AMRO, in its absolute discretion, deemed appropriate
▪	In arriving at its opinion, ABN AMRO has undertaken the following analyses:
i.	analysis of the various price scenarios of the underlying RDS class A shares

ii.	analysis of the Loan Note value by disaggregation into, and valuation of, its hypothetical component parts

iii.	analysis of the impact on any of our conclusions of assuming that the Loan Note is exchanged/redeemed later than 6 January 2006

6

4. Summary of Loan Note terms
▪	The Loan Notes will be issued by SPNV and denominated in British Pounds Sterling. The principal amount per Royal Dutch share will represent the sterling equivalent of the Merger Consideration based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about 11.00pm (London time) on the day prior to the effective date of the Merger. The Loan Notes will not be transferable, other than to RDS or an affiliate of RDS. Other terms of the Loan Notes, extracted from the Loan Note deed, are summarised below:
–	Interest payment: The Loan Notes will bear interest payable every quarter in arrears, with the first interest payment date being 6 January 2006 and the final interest payment date being 6 January 2009, at a floating rate of 1.50 per cent. below three month LIBOR (as defined in the Loan Note deed)

–	Exchange: By giving written notice no later than two days prior to an exchange date, either RDS or the holder of the Loan Note may elect to exchange the Loan Note for RDS class A shares. The exchange will take place on the respective exchange date, being an interest payment date. The Loan Note will be exchangeable into a number of RDS class A shares calculated as the lesser of:
–	such number as is calculated by dividing the principal amount of the Loan Note by the average of the means of the daily price quotations of an RDS class A share (in London) on the 3 business days immediately preceding the date of exchange; and

–	two
–	The maximum number of RDS class A shares that may be received in exchange for a Loan Note is therefore the same number of shares to which such a holder would have been entitled had the holder exchanged his Royal Dutch ordinary shares in the original Royal Dutch exchange offer

–	Redemption: The Loan Notes will be redeemable in full at par (together with accrued interest), on 6 January 2007 or on any of the subsequent interest payment dates. The final date for redemption will be 6 January 2009
–	the Loan Note holder will have the option (by giving 30-35 days’ notice) to receive either euros or sterling at the time of redemption, with specific terms to shield the holder from material gain/loss from any exchange rate movement between the date of election and the date of redemption

7

5. Analysis of the various price scenarios of the underlying RDS class A shares
▪	At the date of exchange of the Loan Notes, the average of the means of the daily price quotations of an RDS class A share published in the Daily Official List of the London Stock Exchange on the three business days immediately preceding the date of exchange (the “Market Price”) may be greater than, less than or equal to the sterling equivalent (based on the Reuters 3000 Xtra euro sterling spot rate (calculated as the average of the bid and the ask quotations) determined at or about 11.00pm (London time) on the day prior to the effective date of the Merger) of the value of half of the Merger Consideration (being equal to one half of the principal amount of the Loan Note), (the “Base Price”)

▪	Taking each scenario in turn, ABN AMRO has made a comparison of, on the one hand, the value of the RDS class A shares received following exchange of the Loan Notes into RDS class A shares, to, on the other hand, the value which the Minority Shareholders would otherwise have received based on a sterling cash amount equal to two times the Base Price
–	Market Price greater than Base Price: the holder of a Loan Note would receive, on the date of exchange, less than two RDS class A shares. Fractions of RDS class A shares would be paid in cash. The aggregate value of such shares plus any fractions paid in cash would be equal to the principal amount of the Loan Note, which in turn would be equal to two times the Base Price

–	Market Price less than Base Price: the holder of a Loan Note would receive, on the date of exchange, two RDS class A shares. The aggregate value of such shares would be less than the principal amount of the Loan Note and therefore less than two times the Base Price

–	Market Price equal to Base Price: the holder of a Loan Note would receive, on the date of exchange, two RDS class A shares. The aggregate value of such shares would be equal to the principal amount of the Loan Note, which in turn would be equal to two times the Base Price
▪	Under each scenario, the holder of a Loan Note would receive accrued interest at an annual rate of LIBOR (as defined in the Loan Note deed) minus 1.50 per cent. on the principal amount, being equal to two times the Base Price, for the period between the date of issue and the date of exchange

8

5. Analysis of the various price scenarios of the underlying RDS class A shares (cont’d)
▪	Under each scenario, had the Minority Shareholder not elected to receive the Loan Note Consideration and instead received the Merger Consideration, such Minority Shareholder would have been able to invest the Merger Consideration in order to receive interest
–	In ABN AMRO’s opinion, the yield on an asset swap basis equivalent on sterling denominated AA-rated notes in the secondary market will under normal circumstances be no less than 50 bps below LIBOR
▪	Accordingly, such a Minority Shareholder would have, on the date of exchange, the Merger Consideration plus interest at an annual rate of no less than LIBOR minus 50 bps from the date of issue to the date of exchange into RDS class A shares

▪	ABN AMRO concluded that under no RDS class A share price scenario could the value of the Loan Note Consideration on the effective date of the Merger exceed the value of the Merger Consideration

9

6. Analysis of the Loan Note value by disaggregation into, and valuation of, its hypothetical component parts
▪	ABN AMRO believes that the value of the Loan Note instrument may be considered by disaggregation into two hypothetical components: (i) the obligation associated with two written ‘European put’ options on RDS class A shares, each with a strike price equal to the Base Price; and (ii) a floating rate non-exchangeable debt instrument, given that a Loan Note holder will not, upon exchange of the Loan Note, receive a greater number of RDS class A shares than he would otherwise have received under the terms of the original Royal Dutch exchange offer
▪	ABN AMRO analysed:
–	the value of a hypothetical floating rate non-exchangeable debt instrument, paying interest at an annual rate of LIBOR minus 1.50 per cent., to be redeemed at par on the date of exchange (assumed to be 6 January 2006) by discounting the negative spread of 150 basis points over the zero coupon swap curve

–	the value of two hypothetical ‘European put’ options over RDS class A shares, each with a strike price equal to the Base Price and an assumed expiry date of 6 January 2006 by application of the Black-Scholes valuation technique
▪	ABN AMRO established that the value of such a hypothetical floating rate non-exchangeable debt instrument would be less than par value. Furthermore, ABN AMRO established that the obligation associated with such hypothetical written ‘European put’ options would confer a negative value to the Loan Note holder. ABN AMRO therefore concluded that the value of the Loan Note, calculated as the sum of the value of the two hypothetical components, would not exceed the value of a cash amount equal to two times the Base Price and, accordingly, that the value of the Loan Note Consideration, when issued, would not exceed the value of the Merger Consideration

10

7. Analysis of the impact of assuming that the Loan Note is exchanged later than 6 January 2006
▪	ABN AMRO considered the impact on the value of the Loan Notes of assuming that exchange of the Loan Notes into RDS class A shares or redemption of the Loan Notes takes place later than 6 January 2006

▪	ABN AMRO considered, with reference to the disaggregation of the Loan Notes into hypothetical component parts:
–	the increased period during which a Loan Note holder would earn annual interest of 1.50 per cent. below LIBOR

–	the extended tenor of the hypothetical written ‘European put’ options
▪	ABN AMRO concluded that, under such a scenario:
–	the value to the holder of the hypothetical floating rate non-exchangeable debt instrument would be lower than in the event of the exchange taking place on 6 January 2006

–	the duration over which the Loan Note holder would be exposed to the obligation would be longer and therefore the value of such obligation would be lower (i.e. more negative) than in the event of the exchange taking place on 6 January 2006
▪	ABN AMRO therefore concluded that if the exchange of the Loan Notes into RDS class A shares were to take place later than the earliest possible date of exchange, then the value of the Loan Note Consideration would be relatively lower

11

8. Analysis of the impact of assuming that the Loan Note is redeemed
▪	ABN AMRO also considered the impact on the value of the Loan Note assuming that a redemption of the Loan Notes, in full at par, takes place after 6 January 2006 and on or before the final redemption date

▪	In the event of a redemption of the Loan Notes, the Loan Note holder would receive, in total, cash equal to the Loan Note principal (equal to two times the Base Price), plus interest at an annual rate of 1.50 per cent. below LIBOR for the period between issue and redemption

▪	For the purposes of this analysis, and in the context of the interest received over at least one year from the date of issue, ABN AMRO assumed that any impact of the option (of the Loan Note holder) to receive sterling or euro at the time of redemption was de minimis

▪	ABN AMRO concluded, by reference to the zero coupon swap curve, that the value of the Loan Note in the event of a redemption, would be less than par

12